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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           --------------------------

                             @ ENTERTAINMENT, INC.
                           (Name of Subject Company)

                           --------------------------

                     UNITED PAN-EUROPE COMMUNICATIONS N.V.
                            BISON ACQUISITION CORP.

                                   (Bidders)

                           --------------------------

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                           --------------------------

                                  045920 10 5

                     (CUSIP Number of Class of Securities)

                           --------------------------

                                J. Timothy Bryan
                           Anton H.E. van Voskuijlen
                     United Pan-Europe Communications N.V.
                             Fred. Roeskestraat 123
                                 P.O. Box 74763
                       1070 BT Amsterdam, The Netherlands
                                (31) 20-7789840

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                           --------------------------

                                    COPY TO:

                          William F. Wynne, Jr., Esq.
                                White & Case LLP
                          1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                       $884,301,401                                                  $176,860.28

* Estimated solely for the purpose of determining the registration fee. This calculation assumes the purchase of 46,542,179 shares of Common Stock at a price of $19.00 per share, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                          Filing Party:
Form or Registration No.:                        Date Filed:

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
                             SCHEDULE 14D-1 AND 13D

CUSIP No. 045920 10 5

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    United Pan-Europe Communications N.V.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) / /

    (b) /X/

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
    BK, OO

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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) or 2(f) / /

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    The Netherlands

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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

    0*

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8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    / /

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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    0.0%*

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10. TYPE OF REPORTING PERSON

    CO

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*   United Pan-Europe Communications N.V. ("Parent") and Bison Acquisition Corp.
    (the "Purchaser") have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Common Stockholder Agreements"), with certain relatives of David T. Chase, the Chairman of the Board of Directors of the Company and certain of their respective affiliates (the "Chase Group"), Samuel Chisolm, David Chance, Robert E. Fowler III, certain affiliates of Advent International Group and Morgan Grenfell Capital Development Syndications Limited ("Morgan Grenfell") (the "Stockholders") who are the record and beneficial owners of 16,175,431 shares of the common stock, par value $.01 per share (the "Common Stock") of @ Entertainment, Inc. (the "Company"), warrants exercisable for 5,500,000 shares of Common Stock and options to purchase 2,286,000 shares of Common Stock (together with all additional shares of Common Stock, warrants exercisable for Common Stock and options to purchase Common Stock and options to purchase Common Stock, the "Option Securities") (representing approximately 48.4% of the outstanding shares of Common Stock and approximately 51.5% of the shares of Common Stock on a fully diluted basis) pursuant to which such Stockholders have agreed to (i) irrevocably tender pursuant to the Offer (and not withdraw) all shares of Common Stock held by such Stockholders, (ii) grant to the Purchaser an option to purchase all of the Option Securities held by such Stockholder and (iii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Stockholder's shares of Common Stock in accordance with the terms and conditions of the Common Stockholder Agreement to which such Stockholder is a party. Pursuant to the Common Stockholder Agreements, the Purchaser has agreed to purchase the Option Securities (other than shares of Common Stock) held by the Stockholders after the consummation of the Offer. Parent and the Purchaser have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Preferred Stockholder Agreements" and, collectively with the Common Stockholder Agreements, the "Stockholder Agreements"), with certain members of the Chase Group and Morgan Grenfell (the "Preferred Stockholders") who are the holders of all of the outstanding Series A 12% Cumulative Preference Shares of the Company and all of the outstanding Series B 12% Cumulative Preference Shares of the Company (the "Preference Shares") pursuant to which the Preferred Stockholders have agreed (i) to grant to the Purchaser an option to purchase all of the Preference Shares held by such Preferred Stockholders and (ii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Preferred Stockholder's Preference Shares in accordance with the terms and conditions of the Preferred Stockholder Agreement to which such Preferred Stockholder is a party. Pursuant to the Preferred Stockholder Agreements, the Purchaser has agreed to purchase the Preference Shares held by the Preferred Stockholders after the consummation of the Offer.

                             SCHEDULE 14D-1 AND 13D

CUSIP No. 045920 10 5

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Bison Acquisition Corp.

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) / /

    (b) /X/

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
    AF

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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) or 2(f) / /

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

    0*

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8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    / /

--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    0.0%*

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10. TYPE OF REPORTING PERSON

    CO

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*   Parent and the Purchaser have entered into the Common Stockholder
    Agreements, with the Stockholders who are the record and beneficial owners of 16,175,431 shares of Common Stock, warrants exercisable for 5,500,000 shares of Common Stock and options to purchase 2,286,000 shares of Common Stock (representing approximately 48.4% of the outstanding shares of Common Stock and 51.5% of the shares of Common Stock on a fully diluted basis) pursuant to which such Stockholders have agreed to (i) irrevocably tender pursuant to the Offer (and not withdraw) all shares of Common Stock held by such Stockholders, (ii) grant to the Purchaser an option to purchase all of the Option Securities held by such Stockholder and (iii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Stockholder's shares of Common Stock in accordance with the terms and conditions of the Common Stockholder Agreement to which such Stockholder is a party. Pursuant to the Common Stockholder Agreements, the Purchaser has agreed to purchase the Option Securities (other than shares of Common Stock) held by the Stockholders after the consummation of the Offer. Parent and the Purchaser have entered into the Preferred Stockholder Agreements with the Preferred Stockholders who are holders of all of the outstanding Series A 12% Cumulative Preference Shares of the Company and all of the outstanding Series B 12% Cumulative Preference Shares of the Company (the "Preference Shares") pursuant to which the Preferred Stockholders have agreed (i) to grant to the Purchaser an option to purchase all of the Preference Shares held by such Preferred Stockholders and (ii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Preferred Stockholder's Preference Shares in accordance with the terms and conditions of the Preferred Stockholder Agreement to which such Preferred Stockholder is a party. Pursuant to the Preferred Stockholder Agreements, the Purchaser has agreed to purchase the Preference Shares held by the Preferred Stockholders after the consummation of the Offer.

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to each Stockholder Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) This statement relates to the securities of @ Entertainment, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Commercial Plaza, Hartford, Connecticut 06103.

    (b) This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of the Company. The information regarding the number of shares of Common Stock outstanding, the exact amount of shares of Common Stock being sought and the consideration being offered therefor is set forth in the Introduction to the Offer to Purchase dated June 8, 1999 (the "Offer to Purchase") and is incorporated herein by reference.

    (c) The information concerning the principal market in which the Common Stock is traded and the high and low sales prices for the Common Stock for each quarterly period during the past two years is set forth in the Offer to Purchase under Section 6--"Price Range of Common Stock; Dividends" and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) Bison Acquisition Corp. (the "Purchaser") is a Delaware corporation and a wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Parent"). The information set forth in the Offer to Purchase under
Section 8--"Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference. The name, business address, present principal occupation or employment and material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser, Parent and United International Holdings, Inc. are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e), (f) During the last five years, none of the Purchaser or Parent, or, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 10-- "Background of the Offer" and Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in the Offer to Purchase under Section 9--"Source and Amount of Funds" is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

    (a)-(g) The information set forth in the Offer to Purchase under the Introduction, Section 11-- "Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 13--"Effect of the

Offer on the Market for the Common Stock; Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 8-- "Certain Information Concerning the Purchaser and Parent", Section 10--"Background of the Offer" and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Offer to Purchase under the Introduction,
Section 10--"Background of the Offer", Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 15--"Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Offer to Purchase under Section 16--"Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in the Offer to Purchase under Section 8--"Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer to Purchase under Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

    (b)-(c) The information set forth in the Offer to Purchase under Section 15--"Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under Section 13--"Effect of the Offer on the Market for the Common Stock; Exchange Act Registration" is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the entire text of each of the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                                 DESCRIPTION
----------------  ------------------------------------------------------------------------------------------------
Exhibit (a)(1)    Offer to Purchase.
Exhibit (a)(2)    Letter of Transmittal.
Exhibit (a)(3)    Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(4)    Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
Exhibit (a)(5)    Press Release, dated June 2, 1999, announcing the tender offer.
Exhibit (a)(6)    Form of newspaper advertisement, dated June 8, 1999, published in The Wall Street Journal.
Exhibit (a)(7)    Notice of Guaranteed Delivery.
Exhibit (a)(8)    Guidelines for Substitute Form W-9.
Exhibit (c)(1)    Agreement and Plan of Merger, dated as of June 2, 1999, among United Pan-Europe Communications
                  N.V., Bison Acquisition Corp. and @ Entertainment, Inc.
Exhibit (c)(2)    Form of Common Stockholder Agreement, dated as of June 2, 1999, between United Pan-Europe
                  Communications N.V., Bison Acquisition Corp. and certain common stockholders of @ Entertainment,
                  Inc.
Exhibit (c)(3)    Form of Preferred Stockholder Agreement, dated as of June 2, 1999, among United Pan-Europe
                  Communications N.V., Bison Acquisition Corp. and certain holders of preference shares of @
                  Entertainment, Inc.
Exhibit (c)(4)    Confidentiality Agreement dated April 12, 1999, between United Pan-Europe Communications N.V.
                  and @ Entertainment, Inc.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 1999                      UNITED PAN-EUROPE COMMUNICATIONS N.V.

                                         By:        /s/ MARK L. SCHNEIDER
                                                    ----------------------------------------------
                                                    Name: Mark L. Schneider
                                                    Title: Chairman of the Management Board and
                                                         Chief Executive Officer

Dated: June 8, 1999                      BISON ACQUISITION CORP.

                                         By:        /s/ ANTON H.E. VAN VOSKUIJLEN
                                                    ----------------------------------------------
                                                    Name: Anton H.E. van Voskuijlen
                                                    Title: Vice President

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